

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

VIA U.S. MAIL

Timothy W. Hefferon, Esq.
Vice President, General Counsel, and Secretary
Cooper-Standard Holdings, Inc.
39550 Orchard Hill Place Drive
Novi, MI 48375

> **Re: Cooper-Standard Holdings, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed November 2, 2010**
> **File No. 333-168316**

Dear Mr. Hefferon:

We have reviewed your responses to our comment letter dated August 25, 2010 and have the following additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Combined Quarterly Financial Results of the Predecessor and Successor, page 46

1. With respect to fresh start accounting, it is generally not appropriate to include a discussion of operating results on a combined basis for the pre- and post- fresh start accounting periods. Please revise your disclosures accordingly.

Exhibit 5.1

2. We note your response to our prior comment 2. Counsel's opinion does not appear to cover all of the shares of preferred stock or common stock issuable upon conversion of the preferred stock that are included in the fee table. Please revise or advise.

You may contact Juan Migone at (202) 551-3312 or Dave Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin T. Dobbie
Special Counsel

cc: Via facsimile (212) 859-4000
        Daniel J. Bursky, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP